

July 15, 2011

Via E-mail
George J. Coates
President and Chief Executive Officer
Coates International, Ltd.
Highway 34 & Ridgewood Road
Wall Township, New Jersey 07719

> **Re:** **Coates International, Ltd.**
> **Registration Statement on Form S-1**
> **Filed June 24, 2011**
> **File No. 333-175132**

Dear Mr. Coates:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Given the nature and size of the transaction being registered relative to the number of outstanding shares held by non-affiliates, please tell us your basis for determining that this transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Business Overview, page 1

2. Please prominently highlight in your prospectus summary your net loss for the fiscal year ended December 31, 2010 and the fiscal quarter ended March 31, 2011.

Risk Factors Related to Our Business, page 2

Going Concern, page 2

3.   We note your disclosure here and elsewhere in your document that your mortgage loan matures in June 2011 and that you are in the process of renegotiating the terms of an extension of the mortgage loan with your current lender. Please revise to update your disclosure regarding the status of this loan.

Signatures, page II-6

4.   Please revise to identify the person signing in the capacity of Principal Accounting Officer.

Exhibit 5.1

5.   We note the opinion of counsel refers to warrants to be sold by the selling shareholders. Please file a revised opinion that opines on the shares of common stock to which the offering relates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aslynn Hogue at (202) 551-3841 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin   for

Amanda Ravitz
Assistant Director

cc (via e-mail): Gregg E. Jaclin, Esq. — Anslow & Jaclin, LLP